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                                                        Exhibit 11


                     CERIDIAN CORPORATION AND SUBSIDIARIES

                 COMPUTATION OF EARNINGS (LOSS) PER SHARE


PRIMARY EARNINGS (LOSS) PER SHARE:
                                            Year Ended December 31
                                        1993       1992        1991
                                (In thousands, except per share data)

Net earnings (loss)
   from continuing operations. . . . $ (22,000) $ (29,100)  $  66,100
Dividends on Preferred Stock. . . .        300        300         500

Earnings (loss) from continuing
  operations applicable to common
  stock                                (22,300)   (29,400)     65,600

Loss from discontinued operations . .       --   (321,600)    (74,700)

Extraordinary loss. . . . . . . . . .   (8,400)        --      (1,200)

Cumulative effect of accounting
  change (FAS 106)                          --    (41,800)         --

Net earnings (loss) applicable to
  common stock. . . . . . . . .      $ (30,700) $(392,800)  $ (10,300)

  Weighted average common
    shares outstanding . . . . . .      43,131     42,617      42,526


Earnings (loss) per common share:

     From continuing operations      $    (.52) $    (.69)  $    1.54
     Discontinued operations                --      (7.55)      (1.75)
     Extraordinary loss                   (.19)        --        (.03)
     Cumulative effect (FAS 106)            --       (.98)         --
      Net earnings (loss)            $    (.71) $   (9.22)  $    (.24)













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